July 20, 2021

Mr. Brad Skinner
Office Chief
Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re:  Madre Tierra Mining Ltd.
Offering Statement on Form 1-A
Filed on February 12, 2021
File No. 024-11452

Dear Mr. Skinner:

We acknowledge receipt of the comments in the letter dated April 8, 2021 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Draft Offering Statement of Madre Tierra Mining Ltd. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A filed March 29, 2021

Resale Restrictions, page 38
1. We note your response to prior comment 7, and reissue our comment in part.  Please revise to clarify the duration of the hold period based on the facts applicable to this offering and the reporting status of this issuer.  In addition, please describe the applicable resale restrictions on your offering circular cover page.  In that regard, we note that you reference on the cover page “any transfer hold periods under applicable law.”
The Company has clarified the duration of the hold period based on the fact that it is not a reporting company. The Company has also modified the cover page to direct potential investors to the Resale Restrictions subsection of the Securities Being Offering section where the relevant restriction is discussed.
Financial Statements, page 40
2. Please revise to include audited financial statements for the fiscal year ended December 31, 2020 as required by Part F/S (b) and (c) of Form 1-A.
The Company has included audited financial statements for the fiscal year ended December 31, 2020.

Exhibits

3. We note that your subscription agreement provides that each subscriber consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Delaware “and no other place” and irrevocably agrees that all actions and proceedings relating to the subscription agreement may be litigated in such courts.  Please disclose such provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

The Company has disclosed the existence of the governing law and jurisdiction provision in the subscription agreement and has disclosed that such provision applies to actions arising under the Securities Act or Exchange Act.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Madre Tierra Mining Ltd. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Sasha Kaplun
Chief Executive Officer
Madre Tierra Mining Ltd.

2